SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          HARRAH'S ENTERTAINMENT, INC.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   413619 10 7
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                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

CUSIP No. 413619 10 7
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Trustees of the Harrah's Entertainment, Inc. Savings and Retirement Plan 62-1412645
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Tennessee
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        6,232,157 (1)

    (6) Shared voting power:
        0 (1)

    (7) Sole dispositive power:
        0 (1)

    (8) Shared dispositive power:
        0 (1)

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(9) Aggregate amount beneficially owned by each reporting person.

    6,232,157
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     6.2%
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(12) Type of reporting person (see instructions).

     EP
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(1)     See Exhibit A


                               Page 2 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                     Under the Securities Exchange Act of 1934

Item 1(a)   Name of Issuer

            Harrah's Entertainment, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices

            1023 Cherry Road
            Memphis, TN  38117

Item 2(a)   Name of Person Filing

            Trustees of the Harrah's Entertainment, Inc.
            Savings and Retirement Plan

Item 2(b)   Address of Principal Business Office or Residence

            1023 Cherry Road
            Memphis, TN  38117

Item 2(c)   Citizenship

            Trust organized under the laws of Tennessee

Item 2(d)   Title of Class of Securities

            Common

Item 2(3)   CUSIP Number

            413619 10 7


                               Page 3 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                     Under the Securities Exchange Act of 1934

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

        (a) ( ) Broker or Dealer registered under Section 15 of the Act
        (b) ( ) Bank as defined in Section 3(a)(6) of the Act
        (c) ( ) Insurance Company as defined in Section 3(a)(19)  of the Act
        (d) ( ) Investment Company registered under Section 8 of the Investment Company Act
        (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
        (f) (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)
        (g) ( ) Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7)
        (h) ( ) Group, in accordance with ss. 240.13d-1(b)(ii)(H)

Item 4  Ownership

        (a) Amount Beneficially Owned

            6,232,157 shares

        (b) Percent of Class

            6.2%

        (c) Number of shares as to which such person has

            (i)   sole power to vote or to direct the vote:    6,232,157
            (ii)  shared power to vote or to direct the vote: 0
            (iii) sole power to dispose or to direct the disposition of:  0
            (iv)  shared power to dispose or to direct the disposition of:  0

        See Exhibit A.

Item 5  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following ( ).


                               Page 4 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                     Under the Securities Exchange Act of 1934

Item 6      Ownership of More than Five Percent on Behalf of Another Person

                                  See Exhibit A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                 Not Applicable

Item 8      Identification and Classification of Members of the Group

                                 Not Applicable

Item 9      Notice of Dissolution of Group

                                 Not Applicable

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effects.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1999
------------------------------------
Date

/s/ Neil F. Barnhart
------------------------------------
Signature

Neil F. Barnhart, Authorized Trustee
------------------------------------
Name/Title


                               Page 5 of 7 Pages

                                                                       Exhibit A

ITEM 4 - OWNERSHIP

      The participants in the Harrah's Entertainment, Inc. Savings and Retirement Plan have the right to direct the disposition of the securities held in their accounts by changing their investment elections and withdrawing or borrowing funds from their accounts pursuant to the terms of the Plan. No one participant has such rights with respect to more than 5% of the security class.

      The trustees of the Plan have sole voting rights for the securities held by the Plan, except that each participant in the Plan has the right, to the extent of shares of Company common stock allocated to his or her account in the Harrah's Entertainment Stock Fund of the Plan (including vested and unvested amounts), to direct the trustees in writing as to how to respond to a solicitation of proxies opposed by management of the Company.

      The trustees do not have investment power over any of the shares listed. Pursuant to the terms of the Plan, the participants in the Plan have the right to direct the disposition of the securities held in their respective accounts and to direct the trustees in writing as to how to respond to a tender offer evidenced by the filing of a statement on Schedule 14D-1 or similar transaction. No participant has such rights with respect to more than 5% of the security class.

      The trustees of the Plan are Neil F. Barnhart, Patrick Dennehy, Tom Jenkin, Ben C. Peternell, Dee A. Wallace, Timothy J. Wilmott, Herb Wolfe and Judy T. Wormser.


                               Page 6 of 7 Pages

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                            CERTIFICATE OF SECRETARY

      I, Vincent G. De Young, the duly authorized and acting Secretary of the

Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan"), do hereby certify that the following resolution was duly adopted by the Trustees of the

Plan on February 4th, 1994 and that said resolution is in full force and effect as of the date hereof:

      RESOLVED, that Neil F. Barnhart, Michael N. Regan, Charles A. Ledsinger, Jr. or Ben C. Peternell be, and each such trustee hereby is, authorized to execute, on behalf of the Plan and on behalf of the trustees of the Plan, any document, report, statement or schedule that is required to be filed, or that any such trustee deems appropriate to be filed, with any governmental agency including, without limitation, documents filed with the Securities and Exchange Commission including Schedule 13G's and other SEC documents, the Department of Labor, and the Internal Revenue Service.

      WITNESS MY SIGNATURE this 9th day of February, 1999.

                                        /s/ Vincent G. De Young
                                        ------------------------------
                                        Vincent G. De Young, Secretary
                                        Harrah's Entertainment, Inc.
                                        Savings and Retirement Plan


                               Page 7 of 7 Pages